UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Douglas Elliman Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25961D105

(CUSIP Number)

Howard M. Lorber

c/o Douglas Elliman Inc.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25961D105	Page 2

1	NAME OF REPORTING PERSON Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,313,202
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 5,313,202
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,313,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage is calculated using the total number of shares of Common Stock (as defined below) beneficially owned by the Reporting Person and based on 84,416,022 shares of Common Stock outstanding as of March 14, 2023.

CUSIP No. 25961D105	Page 3

PRELIMINARY STATEMENT:

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on January 10, 2022, (the “Original Schedule 13D”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Douglas Elliman Inc., a Delaware corporation (“Douglas Elliman” or the “Issuer”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Original Schedule 13D.

Items 3, 4, 5, 6 and 7 of the Original Schedule 13D are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 is hereby incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

On March 14, 2023, the Issuer granted Mr. Lorber an award of 1,250,000 shares of Common Stock subject to vesting (the “Restricted Stock”) pursuant to the Issuer’s 2021 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the Restricted Stock. The Restricted Stock will vest in four equal annual installments commencing on December 15, 2023, subject to Mr. Lorber’s continued employment by the Issuer through each such vesting date or earlier vesting upon Mr. Lorber’s death or disability, termination of employment without cause or resignation for good reason, or change-of-control. The above description does not purport to be complete and is qualified in its entirety by reference to the Restricted Shares Award Agreement, which is attached as Exhibit 10.1 to this Amendment and incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

(a)	The responses in Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5(a).

(b)

Mr. Lorber exercises sole voting power over (i) 3,998,676 shares held by him, (ii) 1,314,517 shares held by Lorber Alpha II Limited Partnership, and (iii) 9 shares held in an Individual Retirement Account.

Mr. Lorber exercises sole dispositive power over (i) 3,998,676 shares held by him, (ii) 1,314,517 shares held by Lorber Alpha II Limited Partnership, and (iii) 9 shares held in an Individual Retirement Account.

Mr. Lorber disclaims beneficial ownership of 6,251 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c)	Except as described in Item 4, no transactions in the Issuer’s Common Stock were effected during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 4 to this Amendment is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as an Exhibit.

10.1	Restricted Shares Award Agreement, pursuant to Douglas Elliman Inc. 2021 Management Incentive Plan, dated as of March 14, 2023, by and between Douglas Elliman Inc. and Howard M. Lorber.

CUSIP No. 25961D105	Page 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2023

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III, Attorney-In-Fact